United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the period ending 25 September 2020
Commission File Number 001-37791

COCA-COLA EUROPEAN PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☒

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S

•REGISTRATION STATEMENT ON FORM F-3 OF COCA-COLA EUROPEAN PARTNERS PLC (REGISTRATION NO. 333-241528);
•POST-EFFECTIVE AMENDMENT NO.1 ON FORM S-8 TO THE FORM F-4 REGISTRATION STATEMENT OF COCA-COLA EUROPEAN PARTNERS PLC (REGISTRATION NO. 333-208556);
•REGISTRATION STATEMENT ON FORM S-8 OF COCA-COLA EUROPEAN PARTNERS PLC (REGISTRATION NO. 333-211764);
•REGISTRATION STATEMENT ON FORM S-8 OF COCA-COLA EUROPEAN PARTNERS PLC (REGISTRATION NO. 333-233695); AND
•REGISTRATION STATEMENT ON FORM S-8 OF COCA-COLA EUROPEAN PARTNERS PLC (REGISTRATION NO. 333-233697).
•
FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

THIS REPORT ON FORM 6-K INCLUDES SUBSTANTIALLY THE SAME INFORMATION AS THAT REPORTED IN THE REGISTRANT’S REPORT ON FORM 6-K PREVIOUSLY FURNISHED TO THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 26, 2020, AND IS BEING FILED SOLELY FOR THE PURPOSE OF INCORPORATING BY REFERENCE INFORMATION INTO THE ABOVE-REFERENCED REGISTRATION STATEMENTS AND ANY FUTURE REGISTRATION STATEMENTS IN WHICH THE REGISTRANT IDENTIFIES THIS REPORT ON FORM 6-K AS BEING INCORPORATED BY REFERENCE.

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LONDON, 26 October 2020

COCA-COLA EUROPEAN PARTNERS

Trading Update for the Third-Quarter ended 25 September 2020 & FY20 Dividend Declaration

Note Regarding the Presentation of Alternative Performance Measures
We use certain alternative performance measures (non-GAAP performance measures) to make financial, operating and planning decisions and to evaluate and report performance. We believe these measures provide useful information to investors and as such, where clearly identified, we have included certain alternative performance measures in this document to allow investors to better analyse our business performance and allow for greater comparability. To do so, we have excluded items affecting the comparability of period-over-period financial performance as described below. The alternative performance measures included herein should be read in conjunction with and do not replace the directly reconcilable GAAP measure.

For purposes of this document, the following terms are defined:

‘‘As reported’’ are results extracted from our consolidated financial statements.

‘‘Comparable’’ is defined as results excluding items impacting comparability, such as restructuring charges, out of period mark-to-market impact of hedges and net tax items relating to rate and law changes. Comparable volume is also adjusted for selling days.

‘‘Fx-neutral’’ is defined as comparable results excluding the impact of foreign exchange rate changes. Foreign exchange impact is calculated by recasting current year results at prior year exchange rates.

‘‘Capex’’ or “Capital expenditures’’ is defined as purchases of property, plant and equipment and capitalised software, plus payments of principal on lease obligations, less proceeds from disposals of property, plant and equipment. Capex is used as a measure to ensure that cash spending on capital investment is in line with the Group’s overall strategy for the use of cash.

‘‘Free cash flow’’ is defined as net cash flows from operating activities less capital expenditures (as defined above) and interest paid. Free cash flow is used as a measure of the Group’s cash generation from operating activities, taking into account investments in property, plant and equipment and non-discretionary lease and interest payments. Free cash flow is not intended to represent residual cash flow available for discretionary expenditures.

‘‘Adjusted EBITDA’’ is calculated as Earnings Before Interest, Tax, Depreciation and Amortisation (EBITDA), after adding back items impacting the comparability of year over year financial performance. Adjusted EBITDA does not reflect cash expenditures, or future requirements for capital expenditures or contractual commitments. Further, adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs, and although depreciation and amortisation are non-cash charges, the assets being depreciated and amortised are likely to be replaced in the future and adjusted EBITDA does not reflect cash requirements for such replacements.

‘‘Net debt’’ is defined as the net of cash and cash equivalents less currency adjusted borrowing. We believe that reporting net debt is useful as it reflects a metric used by the Group to assess cash management and leverage. In addition, the ratio of net debt to adjusted EBITDA is used by investors, analysts and credit rating agencies to analyse our operating performance in the context of targeted financial leverage.

‘‘ROIC’’ is defined as comparable operating profit after tax divided by the average of opening and closing invested capital for the year. Invested capital is calculated as the addition of borrowings and equity less cash and cash equivalents. ROIC is used as a measure of capital efficiency and reflects how well the Group generates comparable operating profit relative to the capital invested in the business.

‘‘Dividend Payout Ratio’’ is defined as dividends as a proportion of comparable profit after tax.

Additionally, within this document, we provide certain forward-looking non-GAAP financial Information, which management uses for planning and measuring performance. We are not able to reconcile forward-looking non-GAAP measures to reported measures without unreasonable efforts because it is not possible to predict with a reasonable degree of certainty the actual impact or exact timing of items that may impact comparability throughout year.

Unless otherwise stated, percent amounts are rounded to the nearest 0.5%.

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				CHANGE VS 2019
	REVENUE	VOLUME (UNIT CASES1)	REVENUE PER UNIT CASE[2]	COMPARABLE VOLUME[3]	REVENUE PER UNIT CASE[2]	FX-NEUTRAL REVENUE[3]	REVENUE
Q3 2020	€3,179m	665m	€4.80	(4.0)%	1.0%	(3.0)%	(3.0)%
YTD 2020	€8,016m	1,705m	€4.73	(10.0)%[4]	(1.0)%	(11.5)%	(12.0)%

1.A unit case equals approximately 5.678 litres or 24 8-ounce servings
2.Fx-neutral
3.Refer to “Note Regarding the Presentation of Alternative Performance Measures” for further details
4.Adjusted for selling day shift. Reported volume (10.5)%

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HIGHLIGHTS1

Revenue (-3.0%)2
•NARTD value share gains across measured channels3 both in store (YTD +0.3pts) & online4 (YTD +1.4pts)
•Comparable volume -4.0%5 driven by the continued impact of the COVID-19 pandemic across our markets

◦Improvement in away from home (AFH) volumes (-17.5%) vs Q2 (-50%) reflecting the easing of lockdown measures but with some outlets still closed or operating at reduced capacity

◦Solid Home channel volumes (+6.0%) vs Q2 (-3.5%) driven by the outperformance of future consumption (FC) packs (e.g. more large PET & multipack cans) and the resolution of a recent customer negotiation, partially offset by weaker IC trends

◦Improvement in August and September total volumes due to the reopening of AFH outlets and the improvement in the Home channel, as well as favourable weather (July -10%; August +1%; September -2%)

•Revenue per unit case +1.0%2,6 benefitting from an improvement in AFH volumes, fewer promotions in the home channel, as well as favourable brand mix

FY20
•We continue to be unable to provide FY20 financial guidance given COVID-19 uncertainty
•On track to deliver previously announced measures to protect our business:

◦Opex reduction: reducing discretionary spend in areas such as trade marketing, promotions, merchandising, incentives & travel - amounting to a potential FY20 reduction of c.€200-250m

◦Capital expenditure1: FY20 total capex1 of c.€350m7
Dividend
•Declaring 2020 FY dividend per share of €0.85

Proposal to acquire Coca-Cola Amatil Limited (CCL):

•Separate announcement regarding a non-binding proposal to acquire CCL, one of the largest bottlers and distributors of ready-to-drink non-alcoholic and alcoholic beverages and coffee in the Asia Pacific region. See separate release on the Investors section of our website for more detail (https://ir.cocacolaep.com/financial-reports-and-results/financial-releases)

Other
•Launched Costa Proud to Serve & Smart Café machines in Berlin & Cologne in Germany
•Awarded AAA rating by MSCI ESG Research for the fifth year in a row
•Netherlands & Norway will transition to 100% rPET by 2021. Great Britain will fully transition to 50% rPET by the end of 2020

1.Refer to “Note Regarding the Presentation of Alternative Performance Measures” for further details
2.Comparable & FX-neutral
3.NARTD (non-alcoholic ready to drink) Nielsen Data to w/e IS 06.09.20, GB 26.09.20, ES PT DE FR BE NL SE & NO 27.09.20
4.NARTD Nielsen Data to w/e GB 26.09.20, ES FR NL 27.09.20, GB - Retailer EPOS
5.No selling day shift in Q3, reported YTD volume -10.5%
6. A unit case equals approximately 5.678 litres or 24 8-ounce servings
7.Excluding payments of principal on lease obligations

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THIRD-QUARTER & YEAR-TO-DATE REVENUE PERFORMANCE BY GEOGRAPHY
Unaudited, changes versus 2019

	Q3			YTD
	REVENUE	REVENUE % CHANGE	FX-NEUTRAL REVENUE % CHANGE	REVENUE	REVENUE % CHANGE	FX-NEUTRAL REVENUE % CHANGE
Great Britain	€612m	(2.0)%	(2.0)%	€1,638m	(8.0)%	(7.5)%
France (France & Monaco)	€500m	6.0%	6.0%	€1,308m	(9.0)%	(9.0)%
Germany	€670m	3.0%	3.0%	€1,684m	(7.5)%	(7.5)%
Iberia (Spain, Portugal & Andorra)	€739m	(16.0)%	(16.0)%	€1,656m	(23.5)%	(23.5)%
Northern Europe[1]	€658m	—%	1.5%	€1,730m	(8.5)%	(6.5)%
Total	€3,179m	(3.0)%	(3.0)%	€8,016m	(12.0)%	(11.5)%
1. Belgium, Luxembourg, Netherlands, Norway, Sweden & Iceland

Great Britain
•Adverse away from home (AFH) volumes in Q3 given reduced capacity in HoReCa1 outlets, albeit an improvement vs. Q2. This was partially offset by strong growth in the home channel led by future consumption (FC) (e.g. large PET +5.0% & multipack cans +23% in Q3). Coca-Cola Zero Sugar, Dr Pepper, Lilt, Monster & Schweppes all grew volumes during Q3
•Revenue/UC2 negatively impacted by the outperformance of the home channel & in particular the growth in FC packs. Immediate consumption (IC) weakness in both channels also impeded revenue/UC

France
•Q3 volumes driven by strong growth in the Home channel following the resolution of recent customer negotiations as well as higher footfall as lockdown restrictions were lifted. AFH volumes also improved as outlets reopened and domestic tourism increased aided by favourable weather, particularly in August. Coca-Cola Classic, Coca-Cola Zero Sugar & Monster all outperformed
•Q3 Revenue/UC2 benefitted from stronger AFH volumes, particularly in August, as well as lower promotions in the Home channel.

Germany
•Q3 volumes driven by favourable weather, restocking in the Home channel following the resolution of recent customer negotiations & the additional border trade business. This was partially offset by AFH weakness due to reduced capacity and outlet closures, albeit an improvement vs Q2. Coca-Cola Classic, Coca-Cola Zero Sugar, Fanta & Monster outperformed while Vio & Apollinaris underperformed given the brands’ exposure to AFH & IC
•Q3 Revenue/UC2 driven by the growth in cans due to the additional border trade business as well as lower promotions in the home channel, offset by adverse channel mix given AFH outlet closures

Iberia
•Q3 volumes, whilst improved vs Q2, were still impacted by significant exposure to the AFH channel & weaker tourism trends, particularly in Spain where we over-index in exposure to HoReCa1. The home channel also suffered from weakness in the cash & carry channel3. Coca-Cola Zero Sugar & Monster outperformed
•Revenue/UC2 significantly impacted by channel mix given the closure of HoReCa1 outlets in addition to negative pack mix (e.g. glass -34.0% in Q3)

Northern Europe
•Q3 growth in the home channel led by Norway and the Netherlands and helped by favourable weather; offset by negative AFH volumes reflecting reduced outlet capacity (varied by market). Coca-Cola Zero Sugar, Monster & Burn all grew volumes during Q3
•Q3 Revenue/UC2 growth positively impacted by country, brand & pack mix (e.g. can volumes +8.5%, post-mix -16.0% in Q3)

1.HoReCa = Hotels, Restaurants & Cafes
2.Revenue per Unit Case
3.Cash & Carry included in home channel for Iberia (~12.5% of 2019 Iberia volume), elsewhere included in AFH channel
Note: All values are unaudited, changes versus equivalent 2019 period; comparable volumes

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THIRD-QUARTER & YEAR-TO-DATE VOLUME PERFORMANCE BY CATEGORY
Comparable volumes, changes versus 2019

	VOLUME % CHANGE
	Q3	YTD[1]
Sparkling	(0.5)%	(7.5)%
Coca-ColaTM	0.5%	(6.5)%
Flavours, Mixers & Energy	(3.5)%	(10.0)%
Stills	(20.5)%	(27.0)%
Hydration	(27.5)%	(32.5)%
RTD Tea, RTD Coffee, Juices & Other[2]	(9.0)%	(17.5)%
Total	(4.0)%	(10.0)%

Coca-ColaTM

•Q3 transactions -1.5%3, reflecting a decline in small glass & PET, partially offset by the growth in cans & large PET
•Q3 Classic -2.0%; Lights +3.5%, reflecting the continued solid performance of Coca-Cola Zero Sugar (+8.0%)
•France and Germany outperformed given favourable weather trends as well as the resolution of a recent customer negotiation

Flavours, Mixers & Energy

•Q3 Fanta -6.5% driven by the impact of COVID-19 on away from home (AFH), offset by modest growth in Home
•Q3 Energy +15.0% reflecting growth in both channels led by Monster (+18.5%)
•Q3 Schweppes sparkling +5.0% in GB reflecting the growth in mixers in the home channel as AFH occasions switched into the home. Schweppes mixers gaining YTD value share in GB4

Hydration

•Continued soft performance in Q3 reflecting the impact of COVID-19 & its exposure to instant consumption (IC) across both channels

RTD Tea, RTD Coffee, Juices & Other1

•Q3 Fuze Tea -8.0% reflecting soft IC performance due to reduced on-the-go consumption
•Costa Coffee RTD gaining YTD value share in GB5
•Q3 Juice drinks -6.0% reflecting exposure to on-the-go occasions, offset by solid growth in Capri-Sun in France

1.Adjusted for selling day shift
2.RTD refers to Ready To Drink
3.Defined as the serving container that is ultimately used directly by the consumer. It can be a standalone container or one part of a multipack
4.Nielsen Data YTD to w/e GB 27.09.2020
5.Nielsen Data YTD to w/e GB 3.10.20
Note: All values are unaudited, changes versus equivalent 2019 period; comparable volumes

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DIVIDENDS

•The CCEP Board of Directors declared a FY20 interim dividend of €0.85 per share
•The interim dividend is payable 1 December 2020 to those shareholders of record on 17 November 2020
•CCEP will pay the FY20 interim dividend in euros to holders of shares on Euronext Amsterdam, the Spanish Stock Exchanges and London Stock Exchange
•Other publicly held shares will be converted into an equivalent US dollar amount using exchange rates issued by WM/Reuters taken at 16:00 GMT on 6 November 2020. This translated amount will be posted on our website here: https://ir.cocacolaep.com/shareholder-information-and-tools/dividends/

OTHER

•Pleased to announce the appointment of BNP Paribas as corporate brokers with immediate effect

About CCEP

Coca-Cola European Partners plc is a leading consumer goods company in Western Europe, making, selling & distributing an extensive range of non-alcoholic ready to drink beverages & is the world's largest Coca-Cola bottler based on revenue. Coca-Cola European Partners serves a consumer population of over 300 million across Western Europe, including Andorra, Belgium, continental France, Germany, Great Britain, Iceland, Luxembourg, Monaco, the Netherlands, Norway, Portugal, Spain & Sweden. The Company is listed on Euronext Amsterdam, the New York Stock Exchange, London Stock Exchange & on the Spanish Stock Exchanges, trading under the symbol CCEP.

For more information about CCEP, please visit www.cocacolaep.com & follow CCEP on Twitter at @CocaColaEP.

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Forward-looking statements

This document contains statements, estimates or projections that constitute "forward-looking statements" concerning the financial condition, performance, results, strategy and objectives of Coca-Cola European Partners plc and its subsidiaries (together “CCEP”), CCEP's proposed acquisition (the "Acquisition") of Coca-Cola Amatil Limited and its subsidiaries (together "CCL") and the integration of CCL into CCEP. Generally, the words "believe," "expect," "intend," "estimate," "anticipate," "project," "plan," "seek," "may," "could," "would," "should," "might," "will," "forecast," "outlook," "guidance," "possible," "potential," "predict," "objective" and similar expressions identify forward-looking statements, which generally are not historical in nature.

Forward-looking statements are subject to certain risks that could cause actual results to differ materially from CCEP’s and CCL's historical experience and present expectations or projections,including with respect to the Acquisition. As a result, undue reliance should not be placed on forward-looking statements, which speak only as of the date on which they are made. These risks include but are not limited to:
1. those set forth in the "Risk Factors" section of CCEP's 2019 Integrated Report / Annual Report on Form 20-F, including the statements under the following headings: Packaging (such as marine litter); Perceived health impacts of our beverages and ingredients, and changing consumer preferences (such as sugar alternatives); Legal, regulatory and tax change (such as the development of regulations regarding packaging, taxes and deposit return schemes); Market (such as disruption due to customer negotiations, customer consolidation and route to market); Cyber and social engineering attacks; Competitiveness and transformation; Climate change and water (such as net zero emission legislation and regulation, and resource scarcity); Economic and political conditions (such as continuing developments in relation to the UK's exit from the EU); The relationship with Red and other franchisors; Product quality; and Other risks, such as widespread outbreaks of infectious disease including the adverse impact that the COVID-19 pandemic and related social distancing measures implemented in many of our markets, and any associated economic downturn, may have on our financial results, operations, workforce and demand for our products;
2. those set forth in the "Principal Risks" section of CCEP’s 2019 Integrated Report / Annual Report on Form 20-F, as updated in CCEP’s Results for the six months ended 26 June 2020 & COVID-19 update and including principal risks under the additional headings: Business continuity; People; and Stakeholders; and
3. risks and uncertainties relating to the Acquisition, including the risk that the businesses will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, which could result in additional demands on CCEP’s resources, systems, procedures and controls, disruption of its ongoing business and diversion of management’s attention from other business concerns; the possibility that certain assumptions with respect to CCL or the Acquisition could prove to be inaccurate; the failure to receive, delays in the receipt of, or unacceptable or burdensome conditions imposed in connection with, all required regulatory approvals, shareholder approvals and the satisfaction of closing conditions to the Acquisition; ability to raise financing; the possibility that CCEP and CCL fail to agree upon a scheme implementation agreement; the potential that the Acquisition may involve unexpected liabilities for which there is no indemnity; the potential failure to retain key employees of CCEP and CCL as a result of the proposed Acquisition or during integration of the businesses and disruptions resulting from the proposed Acquisition, making it more difficult to maintain business relationships; the potential if the Acquisition is not completed in a timely manner or at all for (i) negative reaction from financial markets, customers, regulators, employees and other stakeholders, (ii) loss of time spent on an unsuccessful Acquisition, and (iii) litigation related to the Acquisition.

The full extent to which the COVID-19 pandemic will negatively affect CCEP and/or CCL and the results of their operations, financial condition and cash flows will depend on future developments that are highly uncertain and cannot be predicted, including the scope and duration of the pandemic and actions taken by governmental authorities and other third parties in response to the pandemic.

Due to these risks, CCEP’s actual future results, dividend payments, and capital and leverage ratios may differ materially from the plans, goals, expectations and guidance set out in forward-looking statements (including those issued by CCL prior to the Acquisition). These risks may also adversely affect CCEP’s share price. Additional risks that may impact CCEP’s future financial condition and performance are identified in filings with the United States Securities and Exchange Commission ("SEC") which are available on the SEC's website at www.sec.gov. CCEP does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required under applicable rules, laws and regulations. Furthermore, CCEP assumes no responsibility for the accuracy and completeness of any forward-looking statements. Any or all of the forward-looking statements contained in this filing and in any other of CCEP’s public statements (whether prior or subsequent to the Acquisition) may prove to be incorrect.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorised.

COCA-COLA EUROPEAN PARTNERS PLC
(Registrant)
Date: October 26, 2020	By:	/s/ Manik Jhangiani
	Name:	Manik Jhangiani
	Title:	Chief Financial Officer